Securities and Exchange Commission
Trading and Markets

MAR 04 2020

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S

20007851

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury (City) Connecticut (State) 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Derway (860) 784-2803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO, CFO

Title

Notary Public

PENNY NASIATKA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coburn & Meredith, Inc.
Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year-Ended 2019

Table of Contents

We present the following report as of December 31, 2019:

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Coburn & Meredith, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Coburn & Meredith, Inc., as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Coburn & Meredith, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coburn & Meredith, Inc.'s management. My responsibility is to express an opinion on Coburn & Meredith, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Coburn & Meredith, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule 1, Computation of Net Capital Under SEC Rule 15c3-1c, Schedule 2, Computation of Aggregate Indebtedness Under SEC Rule 15c3-1c and Schedule 3, Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Coburn & Meredith, Inc.'s financial statements. The supplemental information is the responsibility of Coburn & Meredith, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule 1, Computation of Net Capital Under SEC Rule 15c3-1c, Schedule 2, Computation of Aggregate Indebtedness Under SEC Rule 15c3-1c and Schedule 3, Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 28, 2020

EXHIBIT A

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets:				
Cash			$	117,754
Receivables:				
Brokers and dealer's clearance accounts	$	73,851		
Non-customer registered representatives		116,249		
Total Receivables				190,100
Other- Good Faith Deposit				103,732
Equipment, net of accumulated depreciation of $106,562				85,024
Capitalize operating Lease				520,650
Commission receivables				5,103
TOTAL ASSETS			$	1,022,363

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses	$	235,925		
Employee 401k payable		2,076		
Operating Lease offset		520,650		
Total Liabilities			$	758,651
Stockholders' Equity:				
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 10,882 shares issued and outstanding	$	544,100		
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, 45,171 issued and outstanding		22,585		
Common stock, no par value; 200,000 shares authorized; 40,800 shares issued and outstanding		470		
Treasury Stock		(194,000)		
Accumulated Deficit		(109,443)		
Total Stockholders' Equity				263,712
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	1,022,363

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Securities commissions	684,051	
Revenue from sales of investment company shares	411,037	
Fees from account supervision, inv adv & admin	2,981,500	
Other Revenue	110,382	
Total Revenues		$ 4,186,970
Operating Expenses:		
Salaries and commissions	3,052,254	
Payroll taxes	136,216	
Property & use taxes	13,434	
General insurance	18,588	
Employee benefits	182,958	
Clearing expense	108,094	
Computer expenses & related supplies	11,512	
Communications	49,666	
Postage	6,533	
Information expense	137,288	
Rent and utilities	267,052	
Depreciation and amortization	8,200	
Repairs and maintenance	12,681	
Equipment rental	4,184	
Office expense	8,519	
Professional fees	82,132	
Licenses, fees and fines	57,901	
Continuing education	1,244	
Advertising	75	
Interest expense	3,525	
Travel, parking, meals and entertainment	26,460	
Total Operating Expenses		$4,188,516
Net Loss before Provision for Income Taxes		($1,546)
Provision for Income Taxes		-
Net Loss		($1,546)

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC. SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Class A Preferred	Class B Preferred	Common	Treasury Stock	Ret. Earnings (accumulated Deficit)	Total
		----------Capital Stock----------				
Balances – January 1, 2019	584,000	30,547	470	(129,000)	(155,759)	330,258
Stock Redemption	(39,900)	(7,962)		(65,000)	47,862	(65,000)
Net Loss for the year	-	-	-	-	(1,546)	(1,546)
Balances – December 31, 2019	544,100	22,585	470	(194,000)	(109,443)	263,712

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(1,546)
Adjustments to reconcile net income to net cash provided by Operating activities:	
Depreciation	7,836
(Increase) decrease in operating assets:	
Broker and dealers clearance accounts	12,956
Good faith deposit	(1,820)
Non-customer registered representatives	(22,988)
Commissions Receivable	(5,103)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(19,055)
Net Cash Provided by Operating Activities	0
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Equipment	(11,512)
Net Cash (Used in) Financing Activities	(11,512)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock redemption	(65,000)
Net Cash (Used in) Investing Activities	(65,000)
NET DECREASE IN CASH	(106,232)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	223,986
CASH AND CASH EQUIVALENTS AT END OF YEAR	117,754
SUPPLEMENTAL CASH FLOWS DISCLOSURES	
Cash paid during the year:	
Income Taxes	$ 706
Interest	$ 3,525

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(1,546)
Adjustments to reconcile net income to net cash provided by Operating activities:	
Depreciation	7,836
(Increase) decrease in operating assets:	
Broker and dealers clearance accounts	12,956
Good faith deposit	(1,820)
Non-customer registered representatives	(22,988)
Commissions Receivable	(5,103)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(19,055)
Net Cash Provided by Operating Activities	0
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Equipment	(11,512)
Net Cash (Used in) Financing Activities	(11,512)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock redemption	(65,000)
Net Cash (Used in) Investing Activities	(65,000)
NET DECREASE IN CASH	(106,232)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	223,986
CASH AND CASH EQUIVALENTS AT END OF YEAR	117,754

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid during the year:

Income Taxes	$ -
Interest	$ -

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and advisory fees.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Company's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

-Identify the contract with the customer
-Identify the performance obligation
-Determine the transaction price
-Allocate the transaction price to the performance obligation
-Recognize when the performance obligation is met

B. Depreciation:

The Company provides for depreciation utilizing the straight-line method. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending December 31, 2019. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Clearing Arrangements:

As of March 23, 2013, the Company clears security transactions predominantly through Wells Fargo Clearing (formally First Clearing), whereby Wells Fargo Clearing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. The term of the agreement was seven years but was extended to June 30, 2021. Under specific terms of the agreement, Wells Fargo executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

All uncollectible customer receivables are netted against commissions payable to the Company.

The Company maintains a margin account with Wells Fargo Clearing through which it executes its own principal trading activities.

Under such agreement, the Company is required to maintain a minimum cash deposit of $100,000 on which it receives interest at the prevailing federal funds rate less 25 basis points. The Company may draw on commissions and principal trading gains as they are earned.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 4 - Income Taxes:

As of December 31, 2019, the company has the following net operating loss carry-forward amounts:

Years of Loss Expiration	Federal	Connecticut
2022	-	39,844
2024	-	62,455
2025	37,025	6,736
2026	4,428	-
2027	-	6,261
2028	15,372	28,697
2029	35,727	32,651
2030	69,295	14,519
2032	143,186	95,737
2035	470,910	278,333
2038	9,786	-
	$ 785,729	$ 565,233

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended December 31, 2019, the Company must maintain "net capital" as defined in the Rule equal to the greatest of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness. As of December 31, 2019, the Company had net capital of $62,439, which was $12,439 in excess of the minimum requirement.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
(Continued)

Note 6 - Commitments and Leases:

The Company agreed to a fourth amendment of an original 2005 sub-lease for 2,700 square feet of office space in Boston, Massachusetts. The term of the fourth amendment is from March 1, 2018 through April 30, 2023. The lease agreement calls for monthly payments of $13,050 during the first year with incremental monthly increases of $225 per month during each year of the lease. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total basic rent expense for the Boston location was $162,256.48 for year ended December 31, 2019. Rent expense also included added miscellaneous storage costs and related utilities.

The Company has recorded an asset and corresponding liability for the remaining lease obligations under FASB ASU 2016-02 "Leases" for this lease of $520,650 at December 31, 2019.

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 100% of the available 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by shareholders of the Company. Rent expense was $96,000 for the year ended December 31, 2019. The Company pays for all utilities, which are included in rent expense, plus basic improvements, as needed.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2019, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 10,882 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 45,171 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 40,800 shares issued and outstanding. Common stock had no par value.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
(continued)

Note 9 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 - Advertising Costs:

The Company incurred $75 in advertising costs for the year ended December 31, 2019.

Note 11 - Property and Equipment:

Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment. All unused property that is abandoned during the year is removed, along with the related accumulated depreciation, as of the end of the calendar year.

Depreciation expense totaled $8,200 for the year ended December 31, 2019.

Note 12- Subsequent Events:

The Company's management has evaluated subsequent events through the date of This report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SCHEDULE 1

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

NET CAPITAL:		
Stockholders Equity		$263,712
Less: Non-allowable assets -		
Advances to registered representatives	($116,249)	
Furniture and Equipment	($ 85,024)	
Total Non-allowable assets		($201,273)
Net Capital before Haircuts on Securities Positions		$ 62,439
Haircuts on trading securities		-
Net Capital		$ 62,439
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement		$ 50,000
Net Capital in Excess of requirement		$ 12,439
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggregate indebtedness		$ 23,800
(B) - 120% of minimum net capital requirement		$ 60,000
Net Capital less the greater of (A) or (B)		$ 2,439
Percentage of Aggregate Indebtedness to Net Capital		381.17%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019 there were no material differences between audited net capital above and the net capital reported on the Firm's Part 1 (unaudited) FOCUS report.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

Total Liabilities	$	238,001
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	238,001

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (Unaudited) FOCUS report	$	238,001
Adjustments: None		-
Aggregate Indebtedness	$	238,001

SCHEDULE 3

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2019

The Company clears customer transactions through First Clearing on a fully disclosed basis and is exempt from Rule 15c3-3 under the Exempted Provision Section (k)(2)(i) and (k)(2)(ii).

Appendix A

Report of Independent Registered Public Accounting Firm
On Exemption Report under SEC Rule 17 CFR Section 240.17a-5(d)(1)
and (4); Claiming an Exemption from SEC Rule 15c3-3

For the year ended December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Coburn & Meredith Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Coburn & Meredith Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii), and (2) Coburn & Meredith Inc. stated that Coburn & Meredith Inc. has complied with Exemption Rule 15c3-3 (k)(2)(i) and (K)(2)(ii) for the fiscal year of January 1, 2019 through December 31, 2019, without exception. Coburn & Meredith Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph and (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 28, 2020

COBURN & MEREDITH, INC.

Investment • Insurance • Financial Planning

Established 1934

February 18, 2020

Thomas Faust
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909

RE: Exemption Statement Rule 15c3-3(k)(2)(i) and (k)(2)(ii) for

December 31, 2019 Dear Mr. Faust,

Please be advised that Coburn & Meredith, Inc. (C&M) has complied with Exemption Rule 15c3-3 (k)(2)(i) and(k)(2)(ii), for the fiscal year of January 1, 2019 through December 31, 2019 without exception. C&M did not hold customer securities or funds at any time during this period. C&M's past business has been of similar nature and has complied with this exemption.
Elizabeth Derway, CCO, CFO, has made available to Thomas Faust all records and information including all communications from regulatory agencies received through the date of this review December 31, 2019.

Elizabeth Derway has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected C&M compliance with this exemption.

Sincerely,

Elizabeth C. Derway
CCO, CFO

ONE OLD MILL LANE • SIMSBURY, CT 06070 • (860) 522-7171 • (800) 821-6665 • FAX (860) 408-9519

265 FRANKLIN STREET, 18th FLOOR • BOSTON, MA 02110-3113 • (617) 896-3100 • (800) 834-2439 • FAX (617) 737-8126

Member: FINRA, SIPC

COBURN & MEREDITH, INC.

Investment • Insurance • Financial Planning

Established 1934

February 18, 2019

Thomas Faust
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909

RE: Exemption Statement Rule 15c3-3 (k)(2)(ii) for December 31, 2018

Dear Mr. Faust,

Please be advised that Coburn & Meredith, Inc. (C&M) has complied with Exemption Rule 15c3-3 (k)(2)(ii), for the fiscal year of January 1, 2018 through December 31, 2018 without exception. C&M did not hold customer securities or funds at any time during this period. C&M's past business has been of similar nature and has complied with this exemption.

Elizabeth Derway, CCO, CFO, has made available to Thomas Faust all records and information including all communications from regulatory agencies received through the date of this review December 31, 2018.

Elizabeth Derway has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected C&M compliance with this exemption.

Sincerely,

Elizabeth C. Derway
CCO, CFO

ONE OLD MILL LANE • SIMSBURY, CT 06070 • (860) 522-7171 • (800) 821-6665 • FAX (860) 408-9519
265 FRANKLIN STREET, 18th FLOOR • BOSTON, MA 02110-3113 • (617) 896-3100 • (800) 834-2439 • FAX (617) 737-8126
Member: FINRA, SIPC

Appendix B

Report of Independent Registered Public Accounting Firm

On Applying Agreed upon Procedures

For the year ended December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Coburn & Meredith, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Coburn & Meredith, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Coburn & Meredith, Inc.'s compliance with the applicable instructions of Form SIPC-7. Coburn & Meredith, Inc.'s management is responsible for Coburn & Meredith, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
February 26, 2019